                                                                    Exhibit 99.1



                                     [LOGO]


                                  ALTAREX CORP.



              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS


                                       AND


                         MANAGEMENT INFORMATION CIRCULAR






                                 March 27, 2000

                                     [LOGO]
                                  ALTAREX CORP.


     REGISTERED OFFICE:                               EXECUTIVE OFFICE:
   CAMPUS TOWER, SUITE 300                       SUITE 125, 303 WYMAN STREET
      8625 - 112 STREET                             WALTHAM, MASSACHUSETTS
  EDMONTON, ALBERTA T6G 2E1                                 02451


                               ------------------


              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

                               ------------------

     NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of holders of common shares ("Shareholders") of AltaRex Corp. (the "Corporation") will be held at the Royal Meridian King Edward Hotel, 37 King Street East, Toronto, Ontario on May 3, 2000 at 3:00 p.m. (Toronto time), for the following purposes:

1. to receive the annual report of the directors to the shareholders and the financial statements of the Corporation for the year ended December 31, 1999 and the auditors' report thereon;

2.   to elect directors;

3. to appoint Arthur Andersen LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix their remuneration;

4. to consider and, if deemed advisable, pass, with or without variation, a resolution approving an amendment to the stock option plan of the Corporation (the "Plan") increasing the number of Common Shares reserved for issuance thereunder from 4,180,000 to 11,500,000, the full text of which is set out in Schedule "A" to the accompanying Management Information Circular of the Corporation (the "Circular"), all as more particularly described in the Circular;

5. to consider and, if deemed advisable, pass, with or without variation, a special resolution approving an amendment to the articles of the Corporation to consolidate all issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for every four (4) pre-consolidation Common Shares at the discretion of the Board of Directors at any time prior to the next meeting of shareholders, the full text of which is set out in Schedule "B" to the Circular, all as more particularly described in the Circular; and

6. to consider such other matters as may properly come before the Meeting or any adjournment thereof.

     The Board of Directors of the Corporation has fixed the close of business on March 29, 2000 as the record date (the "Record Date") for the purpose of determining Shareholders entitled to receive notice of the Meeting, but the failure of any Shareholder to receive notice of the Meeting does not deprive such Shareholder of the right to vote at the Meeting. If a person has acquired Common Shares of the Corporation after the Record Date, that person is entitled to vote those shares at the Meeting upon establishing share ownership and demanding the inclusion of his or her name on the list of shareholders of the Corporation not later than ten days before the date of the Meeting.

                                  By Order of the Board of Directors



                                  (Signed) EDWARD M. FITZGERALD
                                           Senior Vice President,
                                           Chief Financial Officer and Secretary


Waltham, Massachusetts
March 27, 2000

     SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT AT THE MEETING ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED FORM OF PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. THE BOARD OF DIRECTORS HAS SPECIFIED THAT PROXIES MUST BE RECEIVED AT THE CALGARY OFFICE OF THE CORPORATION'S TRANSFER AGENT, MONTREAL TRUST COMPANY OF CANADA, BEFORE 5:00 P.M. (CALGARY TIME), ON THE LAST BUSINESS DAY PRIOR TO THE MEETING OR, IF SUCH MEETING IS ADJOURNED, SUCH TIME ON THE BUSINESS DAY IMMEDIATELY PRIOR TO THE DATE TO WHICH SUCH MEETING IS ADJOURNED AT THE FOLLOWING ADDRESS, OR MAY BE DEPOSITED WITH THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT THEREOF:

                                    ALTAREX CORP.
                                    C/O MONTREAL TRUST COMPANY OF CANADA
                                    SUITE 600
                                    530 - 8TH AVENUE S.W.
                                    CALGARY, ALBERTA T2P 3S8

                                  ALTAREX CORP.

                           ANNUAL AND SPECIAL MEETING
                                 OF SHAREHOLDERS
                            TO BE HELD ON MAY 3, 2000

                         MANAGEMENT INFORMATION CIRCULAR

     This Management Information Circular ("Circular") is furnished in connection with the solicitation of proxies by the management of AltaRex Corp. (the "Corporation") for use at the Annual and Special Meeting of the holders (the "Shareholders") of common shares (the "Common Shares") of the Corporation to be held at the Royal Meridian King Edward Hotel, 37 King Street East, Toronto, Ontario, at 3:00 p.m. (Toronto time) on May 3, 2000 (the "Meeting"), for the purposes set forth in the notice of meeting which accompanies this Circular. The information contained herein is given as of March 27, 2000, except where otherwise indicated. There is enclosed herewith a form of proxy for use at the Meeting. Each Shareholder who is entitled to attend at meetings of Shareholders is encouraged to participate in the Meeting and Shareholders are urged to vote on matters to be considered in person or by proxy.


                      APPOINTMENT AND REVOCATION OF PROXIES

     Those Shareholders desiring to be represented by proxy must deposit their respective forms of proxy with Montreal Trust Company of Canada ("Montreal Trust"), Attention: Corporate Trust Department, 6th Floor, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8 by no later than 5:00 p.m. (Calgary time) on the last business day preceding the date of the Meeting, or any adjournment thereof. A proxy must be executed by the Shareholder or by his attorney authorized in writing, or if the Shareholder is a corporation, under its seal or by an officer or attorney thereof duly authorized. A proxy is valid only at the Meeting in respect of which it is given or any adjournment of the Meeting.

     The persons named in the enclosed form of proxy are directors and/or officers of the Corporation and will represent management of the Corporation at the Meeting. EACH SHAREHOLDER SUBMITTING A PROXY HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM, HER OR IT AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY FURNISHED BY THE CORPORATION. The Shareholder may exercise this right by striking out the names of the persons so designated and inserting the name of the desired representative in the blank space provided, and depositing the proxy with Montreal Trust at the place and within the time specified above for the deposit of proxies.

     An instrument of proxy may be revoked by the person giving it at any time prior to the exercise thereof. IF A PERSON WHO HAS GIVEN A PROXY ATTENDS PERSONALLY AT THE MEETING AT WHICH SUCH PROXY IS TO BE VOTED, SUCH PERSON MAY REVOKE THE PROXY AND VOTE IN PERSON. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his or her attorney duly authorized in writing, or if the Shareholder is a corporation, under its seal or by an officer or attorney thereof duly authorized, and deposited either with Montreal Trust at any time up to and including 5:00 p.m. (Calgary time) on the last business day preceding the Meeting or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting, on the day of the Meeting or any adjourned meeting prior to the commencement thereof. Such revocation shall be deemed effective upon such deposit in either manner.


                             EXERCISE OF DISCRETION

     The Common Shares represented by properly executed proxies designated in the printed portion of the accompanying form of proxy will be voted or withheld from voting on any ballot that may be called for, and, where the Shareholder specifies a choice with respect to any matter to be acted upon, such Common Shares will be voted in accordance with any specification so made. THE PERSONS APPOINTED UNDER THE ENCLOSED FORM OF PROXY ARE CONFERRED WITH DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS OF THOSE MATTERS SPECIFIED IN THE PROXY AND WITH RESPECT TO ANY OTHER MATTERS WHICH MAY PROPERLY BE BROUGHT BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF IN ACCORDANCE WITH THEIR BEST JUDGEMENT. AS AT THE DATE OF THIS CIRCULAR, THE MANAGEMENT OF THE CORPORATION KNOW OF NO SUCH AMENDMENT, VARIATION, OR OTHER MATTER.

     UNLESS OTHERWISE SPECIFIED, PROXIES IN THE ACCOMPANYING FORM WILL BE VOTED IN FAVOUR OF: (a) THE ELECTION OF THE NOMINEES, HEREINAFTER SET FORTH, AS DIRECTORS OF THE CORPORATION; (b) THE APPOINTMENT OF

ARTHUR ANDERSEN LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE CORPORATION;
(c) THE RESOLUTION APPROVING AN AMENDMENT TO THE STOCK OPTION PLAN OF THE CORPORATION (THE "PLAN") INCREASING THE NUMBER OF COMMON SHARES RESERVED FOR ISSUANCE THEREUNDER, THE FULL TEXT OF WHICH IS SET OUT IN SCHEDULE "A" HERETO; AND (d) THE SPECIAL RESOLUTION APPROVING AN AMENDMENT TO THE ARTICLES OF THE CORPORATION TO CONSOLIDATE ALL ISSUED AND OUTSTANDING COMMON SHARES ON THE BASIS OF ONE (1) POST-CONSOLIDATION COMMON SHARE FOR EVERY FOUR (4) PRE-CONSOLIDATION COMMON SHARES, THE FULL TEXT OF WHICH IS SET OUT IN SCHEDULE "B" HERETO.


                                QUORUM AND VOTING

     Shareholders present in person or represented by proxy representing not less than 10% of the outstanding Common Shares are necessary to provide a quorum at the Meeting. Voting at the Meeting will be by a show of hands, each Shareholder having one vote, unless a poll is requested or required, in which each Shareholder is entitled to one vote for each share held. Unless otherwise indicated herein, in order to approve a resolution proposed at the Meeting a majority of greater than 50% of the votes cast will be required.


                         PERSONS MAKING THE SOLICITATION

     This solicitation is made on behalf of the management of the Corporation. The cost incurred in the preparation and mailing of this Circular and the accompanying proxy will be borne by the Corporation. In addition to the use of mail, proxies may be solicited by personal delivery, telephone or any form of electronic communication or by directors, officers and employees of the Corporation who will not be directly compensated therefor.


                                   RECORD DATE

     The Board of Directors has fixed the close of business on March 29, 2000 as the record date (the "Record Date") for the purpose of determining Shareholders entitled to receive notice of the Meeting. The failure of any Shareholder to receive notice of the Meeting does not deprive such Shareholder of the right to vote at the Meeting. If a person has acquired Common Shares after the Record Date, that person is entitled to vote those Common Shares at the Meeting upon establishing ownership of the Common Shares and demanding the inclusion of his, her or its name on the list of holders of Common Shares maintained by the Corporation not later than ten days before the date of the Meeting.


                     PRINCIPAL HOLDERS OF VOTING SECURITIES

     As at March 27, 2000, the Corporation had outstanding 57,621,362 Common Shares. The following table sets forth the particulars, as at the date of this Circular, with respect to those persons who, to the knowledge of the directors or officers of the Corporation, beneficially own or exercise control or direction over more than 10% of the Common Shares (being the only class of shares of the Corporation outstanding):

                                        NUMBER OF                PERCENTAGE OF
NAME                                  COMMON SHARES              COMMON SHARES
----                                  -------------              -------------
Purdue Pharma L.P.(1).....             10,000,000                    17.4

----------------
Notes:

(1) Shares are owned by Banela Corporation and East Hudson Inc., affiliates of Purdue Pharma L.P.

     As of the date hereof, to the knowledge of the directors and officers of the Corporation, there are no other persons who are holders of record or are beneficial owners, directly or indirectly, of shares conferring over 10% of the voting rights attached to the issued and outstanding Common Shares.

     Except as disclosed above, as at the date hereof, the current directors and officers of the Corporation as a group own directly or indirectly or exercise control or direction over a total of 6,566,000 Common Shares representing approximately 11.4% of the issued and outstanding Common Shares.

                     PARTICULARS OF MATTERS TO BE ACTED UPON

ELECTION OF DIRECTORS

     At the Meeting, it is proposed that six directors be elected and hold office until the next annual meeting of Shareholders or until their successors are elected or appointed. There are currently six directors of the Corporation. In accordance with the Business Corporations Act (Alberta) and pursuant to the by-laws of the Corporation, the current directors of the Corporation cease to hold office at the close of the Meeting.

     The following table sets forth, in respect of each nominee, all positions currently held with the Corporation, principal occupation or employment within the preceding five years, and the approximate number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which voting control is exercised as of March 27, 2000. The information contained below is based upon information furnished by the respective nominee and by the Corporation, other than the information provided below with respect to the Common Shares which was provided to the Corporation by the respective nominee.

     Management does not anticipate that any of the nominees for election as directors will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting of shareholders or until such person's successor is elected or appointed, unless such person's office is earlier vacated.

     Each of the nominees is currently a director of the Corporation.



                                                                                                NUMBER OF COMMON
                                                                                                SHARES OWNED
                                                                                                BENEFICIALLY OR
NAME, MUNICIPALITY OF RESIDENCE          OFFICE OR POSITION IN THE CORPORATION, IF ANY, AND     SUBJECT TO CONTROL
AND DIRECTOR SINCE                       PRINCIPAL OCCUPATION WITHIN THE LAST FIVE YEARS        OR DIRECTION
-------------------------------          --------------------------------------------------     ------------------

DR. ANTOINE A. NOUJAIM                   Chairman of the Board of Directors and Chief           5,200,000
   Edmonton, Alberta                     Scientific Officer. President and Chief Executive
   December 1, 1995                      Officer of the Corporation since November 1995 to
                                         February 22, 1998; President of Biomira Research
                                         Inc., from 1994 to 1995; Senior Vice President of
                                         the Immunoconjugate Division of Biomira Inc. from
                                         1989 to 1994; Director of Biomira Inc. from 1985 to
                                         1995; Professor Emeritus, University of Alberta;
                                         Director, SYNSORB Biotech Inc.

RICHARD E. BAGLEY                        President, Chief Executive Officer and Director of     775,000
   Weston, Massachusetts                 the Corporation since February 23, 1998. Chairman
   February 23, 1998                     and Chief Executive Officer of ProScript Inc. from
                                         September, 1995 to February, 1998.
                                         President and Chief Executive Officer
                                         of ImmuLogic Pharmaceutical Corporation
                                         from 1990 to 1994.

WILLIAM R. MCMAHAN                       Director of the Corporation. President of Oxbow        Nil
   Calgary, Alberta                      Capital Corporation and Oxbox Investments Inc.
   July 15, 1996                         from October, 1993 to present; Director of
                                         International Marketing, Oxbow
                                         Resources Limited from January, 1992 to
                                         October, 1993; Chief Operating Officer
                                         and Director of Oxbow Equities Corp., a
                                         mutual fund company listed on The
                                         Toronto Stock Exchange.

THE HONOURABLE MONIQUE BEGIN             Director of the Corporation. Professor Emeritus,       Nil
   Ottawa, Ontario                       University of Ottawa. Dean, Faculty of Health
   May 14, 1998                          Sciences, University of Ottawa from 1990 to 1997.
                                         Minister of National Health and Welfare
                                         for the Government of Canada from
                                         September 1977 to September 1984.



                                                                                                NUMBER OF COMMON
                                                                                                SHARES OWNED
                                                                                                BENEFICIALLY OR
NAME, MUNICIPALITY OF RESIDENCE          OFFICE OR POSITION IN THE CORPORATION, IF ANY, AND     SUBJECT TO CONTROL
AND DIRECTOR SINCE                       PRINCIPAL OCCUPATION WITHIN THE LAST FIVE YEARS        OR DIRECTION
-------------------------------          --------------------------------------------------     ------------------
DR. JIM A. WRIGHT .......               Director of the Corporation. President, Chief           Nil
   Toronto, Ontario                     Scientific Officer and Director of Lorus Therapeutics
   May 14, 1998                         Inc. since October 1999. Previously, founding
                                        Chairman, President and Chief Scientific
                                        Officer of GeneSense Technologies Inc.
                                        Since 1987, Terry Fox Senior Research
                                        Scientist of the National Cancer
                                        Institute of Canada; Associate Director,
                                        Manitoba Institute of Cell Biology;
                                        Professor of Microbiology, Biochemistry
                                        and Molecular Biology at the University
                                        of Manitoba; Professor of Medical
                                        Biophysics, Faculty of Medicine at the
                                        University of Toronto.

NORMAND BALTHAZARD ......               Director of the Corporation; President and Chief        300,000
   Montreal, Quebec                     Executive Officer, BioCapital Investments, Limited
   December 22, 1999                    Partnership

     The Corporation is required, pursuant to the Business Corporations Act (Alberta), to appoint annually from among its members an audit committee comprised of not less than three members. At present the Audit Committee consists of Normand Balthazard, The Honourable Monique Begin and William R. McMahan.


APPOINTMENT OF AUDITORS

     It is proposed that Arthur Andersen LLP, Chartered Accountants be appointed as the auditors of the Corporation to hold office until the next annual meeting of Shareholders at a remuneration to be fixed by the Board of Directors of the Corporation. Arthur Andersen was initially appointed as auditor of the Corporation on September 3, 1999 upon the resignation of Ernst & Young LLP, the previous auditors of the Corporation. A reporting package with respect to the change of auditors is attached to the Circular as required by National Policy 31 of the Canadian Securities Administrators.


AMENDMENT OF STOCK OPTION PLAN AMENDMENT OF STOCK OPTION PLAN

     The Corporation has approved, subject to approval by the Shareholders and any necessary regulatory approval, an amendment to the Corporation's stock option plan (the "Plan"). The amendment to the Plan would, upon approval by Shareholders, increase the maximum number of Common Shares reserved for issuance under the Plan from 4,180,000 to 11,500,000 Common Shares. As at March 27, 2000, an aggregate of 3,840,567 options to acquire Common Shares were currently outstanding under the Plan. See "Stock Options".

     The Corporation has operations in both Canada and the United States. The recruitment and retention of highly qualified management and other personnel in both countries is important to the success of the Corporation. The Corporation has a structure for the compensation of its employees, incorporating base salary, health and other insurances, retirement plan and stock options, to attract and retain highly qualified personnel. That compensation structure is designed to be competitive with compensation structures of companies in the markets in which the Corporation competes for personnel. As of the current date, the Corporation has 4,180,000 shares reserved for issuance under the stock option plan. This represents approximately 7% of currently outstanding common shares, which is significantly below the average level of 15% to 20% for biotechnology companies in the markets in which the Corporation operates. The proposed amendment will increase the number of shares reserved under the stock option plan to 11,500,000 or approximately 18% of outstanding common shares of the Corporation (after giving effect to 5,687,546 common shares to be issued upon the exercise of special warrants of the Corporation issued on February 29,
2000). This level will provide management and the Board of Directors of the Corporation with the means to attract and retain key personnel.

     In accordance with the rules of The Toronto Stock Exchange (the "TSE"), the proposed amendment to the Plan must be approved by the affirmative vote of a majority of the votes cast in person or by proxy at the Meeting, other than by insiders of the Corporation to whom shares may be issued pursuant to the Plan or by associates of such persons.

To the Corporation's knowledge, there were, as at March 27, 2000, 6,566,000 Common Shares held by insiders of the Corporation and their associates which will not be counted for purposes of determining such approval.

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE PROPOSED AMENDMENT TO THE PLAN IS IN THE BEST INTERESTS OF THE CORPORATION AND THE SHAREHOLDERS. THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE RESOLUTION IN THIS REGARD, THE FULL TEXT OF WHICH IS SET OUT IN SCHEDULE "A" TO THIS CIRCULAR. IN ORDER TO BE EFFECTIVE, THE RESOLUTION MUST BE PASSED BY THE AFFIRMATIVE VOTE OF A MAJORITY OF THE VOTES CAST AT THE MEETING AND RESPECT TO SUCH RESOLUTION, OTHER THAN VOTES ATTACHING TO COMMON SHARES BENEFICIALLY OWNED BY ANY PERSON TO WHOM COMMON SHARES MAY BE ISSUED PURSUANT TO THE PLAN OR SUCH PERSON'S ASSOCIATES. UNLESS SPECIFIED IN THE ENCLOSED FORM OF PROXY THAT COMMON SHARES REPRESENTED BY THE FORM OF PROXY SHALL BE VOTED AGAINST THIS RESOLUTION, THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE "FOR" THIS RESOLUTION.


APPROVAL OF ARTICLES OF AMENDMENT - SHARE CONSOLIDATION

     At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, a special resolution approving an amendment to the articles of the Corporation to consolidate all issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for every four (4) pre-consolidation Common Shares at the discretion of the Board of Directors at any time prior to the next meeting of shareholders.

     Since its inception, the Corporation has funded its research and development activities through the sale of common shares in public offerings and private placements. The Corporation intends to continue to fund its activities in this manner, if, when and to the extent necessary. As of March 27, 2000, the Corporation had 57,621,362 Common Shares outstanding. Upon the exercise of outstanding special warrants of the Corporation issued on February 29, 2000, the Corporation will have approximately 63,308,908 Common Shares outstanding. The Corporation has also filed a Preliminary Prospectus dated March 17, 2000 relating to an additional offering of Common Shares.

     The proposed share consolidation, if approved and implemented, would rationalize the share structure of the Corporation relative to other companies in a similar stage of development and, in the opinion of the Corporation, will facilitate the issuance of additional common shares, if necessary, to continue to fund the Corporation's operations. The proposed share consolidation would decrease the number of Common Shares outstanding by 47,481,681 shares to 15,827,227 shares and would increase the net book value per share of the Corporation from $0.20 per share to $0.80 per share (both per share amounts reflecting the pro forma effects of issuances of Common Shares since December 31, 1999).

     In addition, the Corporation believes that the current low trading prices of the Corporation's Common Shares may have a negative impact on the efficient trading of such shares. In particular, brokerage firms often will not provide a market for low-priced stock and will not recommend low-priced stock to their clients. In addition, brokerage firms will often charge a greater percentage commission on low-priced stock than that which would be charged on a transaction of a similar dollar amount but fewer shares. These circumstances may adversely impact trading in the Corporation's Common Shares. Furthermore, the Corporation believes that its ability to access capital outside its primary market in Canada may be adversely impacted by its current low trading prices.

     Shareholders should note that the effect of the share consolidation upon the market prices for the Corporation's Common Shares cannot be accurately predicted. In particular, there is no assurance that prices for the Corporation's common shares after the share consolidation will be four times the prices for common shares immediately prior to the share consolidation. Furthermore, there can be no assurance that the proposed consolidation will achieve the desired results which have been discussed above, or that the consolidation will not adversely impact the market price of the common shares or that any increase in price of the Common Shares will be sustained for any prolonged period of time.

     No fractional shares will be issued as a result of the share consolidation. A fractional share will be disregarded and cancelled without any repayment of capital or other compensation. A Shareholder will receive a whole number of shares.

     THE BOARD OF DIRECTORS HAS DETERMINED THAT THE PROPOSED AMENDMENT TO THE ARTICLES OF THE CORPORATION, AS LISTED IN SCHEDULE "B" TO THE CIRCULAR, IS IN THE BEST INTERESTS OF THE CORPORATION AND THE SHAREHOLDERS. THE

BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE APPROVAL OF
THIS SPECIAL RESOLUTION. IN ORDER TO PASS THE SPECIAL RESOLUTION, AT LEAST TWO-THIRDS OF THE VOTES CAST BY HOLDERS OF COMMON SHARES, PRESENT IN PERSON OR BY PROXY, MUST BE VOTED IN FAVOUR OF THE SPECIAL RESOLUTION. UNLESS SPECIFIED IN THE ENCLOSED FORM OF PROXY THAT COMMON SHARES REPRESENTED BY THE FORM OF PROXY SHALL BE VOTED AGAINST THIS SPECIAL RESOLUTION, THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE "FOR" THIS SPECIAL RESOLUTION.

     If the special resolution is duly passed at the Meeting, management intends to file the Articles of Amendment with the Director under the Act to give effect to the changes described herein. The special resolution permits the directors to revoke the special resolution in whole or in part without further approval by the shareholders at any time prior to effecting the filing of the Articles of Amendment, if in their discretion, it is deemed desirable to do so.

     If the special resolution amending the articles of the Corporation does not receive the requisite approval, the articles will remain unchanged.

     Unless such authorization is withheld, the persons named in the enclosed form of proxy intend to vote at the Meeting "For" the approval of the amendment to the articles of the Corporation, to provide for a consolidation of the Common Shares of the Corporation.

     Upon filing of the Articles of Amendment, the Common Shares will be consolidated into new Common Shares as set out above. In accordance with the rules of the TSE, a new CUSIP number will be assigned and replacement share certificates will be issued. To obtain a new share certificate evidencing the Common Shares after the consolidation is effective, Shareholders must tender the certificates evidencing their shares. As soon as practicable after the filing of the Articles of Amendment, a letter of transmittal containing instructions with respect to the surrender of the share certificates will be sent to Shareholders for use in exchanging their share certificates. Shareholders may obtain new share certificates by completing and returning the letter of transmittal and share certificates, following announcement by the Corporation that the Articles of Amendment are effective, to the Corporation's transfer agent, Montreal Trust Company of Canada, Suite 600, 530-8th Avenue S.W., Calgary, Alberta, T2P 3S8 (Telephone (403) 267-6598).


                             EXECUTIVE COMPENSATION

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth the compensation paid to Richard E. Bagley, Dr. Antoine A. Noujaim, Edward M. Fitzgerald, Christopher F. Nicodemus and Marlene R. Booth (the "Named Executive Officers") for each of the fiscal years ended December 31, 1999, 1998 and 1997 (all amounts presented in Canadian dollars).


                           SUMMARY COMPENSATION TABLE


                                                                                           LONG-TERM
                                                                                          COMPENSATION
                                                             ANNUAL COMPENSATION             AWARDS
                                                     -----------------------------------   ------------
                                                                                             COMMON
                                                                                           SHARES UNDER     ALL OTHER
NAME AND                                                            SALARY         BONUS    OPTIONS        COMPENSATION
PRINCIPAL POSITION                                     YEAR          ($)           ($)      GRANTED (#)       ($)(5)
------------------                                   ------        -------       -------   -----------       --------

RICHARD E. BAGLEY(1)                                   1999        386,158           Nil    1,031,250         1,304
   President and Chief                                 1998        315,179           Nil      825,000           Nil
   Executive Officer                                   1997             --            --           --            --

DR. ANTOINE A. NOUJAIM(1)                              1999        220,000           Nil          Nil         6,777
   Chairman of the Board,                              1998        220,000           Nil          Nil         6,880
   Chief Scientific Officer and Former President       1997        220,000           Nil          Nil         6,312
   and Chief Executive Officer

EDWARD M. FITZGERALD(2)                                1999        293,480           Nil      218,750           298
   Senior Vice President,                              1998         92,374           Nil      175,000           Nil
   Chief Financial Officer and Secretary               1997             --            --           --            --



                                                                                           LONG-TERM
                                                                                          COMPENSATION
                                                             ANNUAL COMPENSATION             AWARDS
                                                     -----------------------------------   ------------
                                                                                             COMMON
                                                                                           SHARES UNDER     ALL OTHER
NAME AND                                                            SALARY         BONUS    OPTIONS        COMPENSATION
PRINCIPAL POSITION                                     YEAR          ($)           ($)      GRANTED (#)       ($)(5)
------------------                                   ------        -------       -------   -----------       --------

CHRISTOPHER F. NICODEMUS(3)...............             1999        290,696        14,973      218,570           274
   Senior Vice President                               1998            Nil           Nil      175,000           Nil
   Clinical Research and Development                   1997             --            --           --            --

MARLENE R. BOOTH(4).......................             1999        120,660           Nil      100,000           273
   Vice-President of Regulatory                        1998             --            --           --            --
   Affairs and Project Management                      1997             --            --           --            --

Notes:

(1) Dr. Noujaim became an officer of the Corporation on July 17, 1996. Dr. Noujaim ceased to be the President and Chief Executive Officer of the Corporation on February 23, 1998 and Mr. Richard E. Bagley was appointed President and Chief Executive Officer of the Corporation on that date.

(2)  Mr. Fitzgerald joined the Corporation on September 28, 1998.

(3) Dr. Nicodemus was hired by the Corporation in December 1998 and commenced work in January 1999.

(4)  Ms. Booth joined the Corporation on June 1, 1999.

(5) Compensation under the column "All Other Compensation" is with respect to employee benefits such as health care, life insurance and a group retirement savings plan. The aggregate amount of perquisites and other personal benefits, securities and property did not exceed the lesser of $50,000 and 10 percent of the total annual salary and bonus of the Named Executive Officer.


                              CORPORATE GOVERNANCE

     Corporate governance refers to the structures and processes employed by the Corporation to direct and manage its business and affairs, so as to best achieve the Corporation's objectives. The Board of Directors of the Corporation believes that these practices should be reviewed regularly to ensure they are appropriate. The following is a description of the Corporation's corporate governance practices approved by the Board and which are in accordance with the guidelines ("Guidelines") established by the TSE.


MANDATE OF THE BOARD OF DIRECTORS

     The Shareholders elect the Directors who in turn are responsible for overseeing all aspects of the operation of the Corporation, including appointing management and ensuring that the business is managed properly, taking into account the interests of the Shareholders.

     The Board of Directors meets regularly to review operational performance and financial results and to approve the budget, strategic plan, investment strategies, executive appointments and performance, stock issuance, and major financial transactions. The Board of Directors will also act to protect the Corporation from undue risk by assuring appropriate safeguards including compliance with all governmental regulations and obtaining necessary insurance.

     The Board is responsible for the stewardship of the Corporation. Specific responsibilities of the Board of Directors include:

     -     overseeing and evaluating the strategic planning process;

     - identifying and implementing appropriate systems to manage the Corporation's principal risks;

     - ensuring that the Corporation operates within all applicable laws and regulations, and to the highest ethical and moral standards;

     -     appointing and evaluating senior management;

     -     developing the Corporation's communications policy;

     - ensuring adequate and timely reporting of financial results and other significant developments and matters to the Corporation's Shareholders; and

     - ensuring the integrity of the Corporation's internal controls and management information systems.

     In addition, any responsibility not delegated to senior management or a committee of the Board, remains with the full Board which meets at least four times a year. During the period ended December 31, 1999, there were five meetings of the Board of Directors.


COMPOSITION OF THE BOARD

     The Guidelines require that a majority of the Board be composed of "unrelated directors". An "unrelated director" is defined in the Guidelines as one who is independent of management and is free from any interest and any business or other relationship which could, or could be reasonably be perceived to, materially interfere with that director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings. A related director is one who is not an unrelated director.

     In accordance with the Guidelines, the Board has reviewed the status of each of the directors and determined that four of the six directors are unrelated and two are related.


COMPOSITION OF COMMITTEES OF THE BOARD

     During 1999, the Board had six standing committees: an Audit Committee, a Compensation Committee, a Nominating Committee, a Corporate Governance Committee, an Environmental Committee and a Special Committee. The composition of each of the committees of the Board is consistent with the Guidelines established by the TSE.


AUDIT COMMITTEE

     The Audit Committee is responsible for the engagement of the Corporation's independent auditors and reviews with them the scope and timing of their audit services and any other services they are asked to perform, and report on the Corporation's financial statements following completion of the audit and the Corporation's policies and procedures with respect to internal accounting and financial controls. During 1999, there were two meetings of this committee.


COMPENSATION COMMITTEE

     The Compensation Committee makes recommendations to the Board on, among other things, the compensation of senior executive and Board members. The committee also reviews and makes recommendations with respect to succession plans. During 1999, there were two formal meetings and a number of informal meetings of this committee.


NOMINATING COMMITTEE

     The Nominating Committee is responsible for proposing new nominees to the Board. The Nominating Committee did not meet in 1999.


CORPORATE GOVERNANCE COMMITTEE

     The Corporate Governance Committee's mandate is set forth above. The Corporate Governance Committee did not meet during 1999, however, its mandate was discharged by the Board during the year.


ENVIRONMENTAL COMMITTEE

     The Environmental Committee reviews the processes and controls of the Corporation relative to compliance with environmental laws, statistics, rules and regulations particular to the operation of the Corporation. During 1999, there were no meetings of this committee.


SPECIAL COMMITTEE

     In October 1999, the Board established a Special Committee to work with management of the Corporation on the development and implementation of strategic and operating plans of the Corporation in light of the decision by Purdue Pharma L.P. to not exercise its option to licence two of the Corporation's product candidates.

DECISIONS REQUIRING BOARD APPROVAL

     In addition to those matters which must by law be approved by the Board, management is also required to seek Board approval of any material expenditure. Management is also required to consult with the Board before pursuing capital projects or strategic ventures which are beyond the Corporation's existing business. The Corporation's collaborative arrangements with third parties are also reviewed by the Board. The Board approves all changes in senior management.


BOARD PERFORMANCE

     It is the responsibility of the Chairman to ensure the effective operation of the Board. The Chairman is responsible for ensuring the effectiveness of the process the Board follows and the quality of information provided to directors by management. The Chairman also meets at least once each year on an individual basis with every member of the Board to discuss that director's contributions to the Board and committee deliberations and any other matters which the individual directors wish to raise with the Chairman. The Chairman also oversees the orientation of new directors.


SHAREHOLDER FEEDBACK

     The Corporation maintains an investor relations capability which the Board believes is important and effective. Every shareholder inquiry receives a prompt response from an appropriate representative of the Corporation.


EXPECTATIONS OF MANAGEMENT

     The Board expects management to operate the Corporation in accordance with approved annual business and strategic plans, to do everything possible to enhance shareholder value and manage the Corporation in a prudent manner. Management is expected to provide regular financial and operating reports to the Board and to make the Board aware of all important issues and major business developments, particularly those which had not been previously anticipated. Management is expected to find opportunities for new business and to make appropriate recommendations to the Board.

     The information which management provides to the Board is highly important to the ability of the Board to function effectively. Directors must have confidence in the data gathering, analysis and reporting functions of management. The Chairman of the Board monitors the nature of the information requested by and provided to the Board.

     From time to time, the Board may engage outside advisers at the Corporation's expense to provide advice to the Board on matters relevant to the Corporation's activities.

     The Corporation's corporate governance practices comply with the fundamental principles underlying the guidance outlined by the TSE.


STOCK OPTIONS GRANTED TO NAMED EXECUTIVE OFFICERS

     The following table details information with respect to the grant of options by the Corporation to the Named Executive Officers during the financial year of the Corporation ended December 31, 1999.


         OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR


                                                                                MARKET VALUE OF
                                                                                 COMMON SHARES
                                                                                   UNDERLYING
                                COMMON SHARES     % OF TOTAL       EXERCISE OR   OPTIONS ON THE
                                UNDER OPTIONS OPTIONS GRANTED TO   BASE PRICE    DATE OF GRANT
                                   GRANTED       EMPLOYEES IN        (CDN.$/     (CDN.$/COMMON
NAME                                  #        FINANCIAL YEAR     COMMON SHARE)      SHARE)        EXPIRATION DATE
----                            ------------- ------------------  ------------   --------------    ---------------
RICHARD E. BAGLEY.............    1,031,250         55%               1.03          1.03            July 8, 2009
EDWARD M. FITZGERALD..........      218,750         12%               1.03          1.03            July 8, 2009
CHRISTOPHER F. NICODEMUS......      218,750         12%               1.03          1.03            July 8, 2009
MARLENE R. BOOTH..............      100,000          5%               0.46          0.46            May 11, 2009

     The following table details information with respect to all options of the Corporation exercised by the Named Executive Officers during the last financial year of the Corporation and all options held by the Named Executive Officers and outstanding on December 31, 1999.


         AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED
             FINANCIAL YEAR END AND FINANCIAL YEAR-END OPTION VALUES


                                                                                           VALUE OF UNEXERCISED
                                                                                               IN-THE-MONEY
                                                                                                OPTIONS AT
                                                                     UNEXERCISED OPTIONS     DECEMBER 31, 1999
                                COMMON SHARES                          AT DECEMBER 31,         EXERCISABLE/
                                 ACQUIRED ON     AGGREGATE VALUE      1999 EXERCISABLE/        UNEXERCISABLE
NAME                            EXERCISE (#)       REALIZED ($)      UNEXERCISABLE (#)            (CDN.$)
----                            ------------     ---------------     -------------------    ------------------
RICHARD E. BAGLEY.............       Nil               Nil            618,750/1,237,500            NA/NA
DR. ANTOINE A. NOUJAIM........       Nil               Nil            375,000/0                    NA/NA
EDWARD M. FITZGERALD..........       Nil               Nil            131,249/262,501              NA/NA
CHRISTOPHER F. NICODEMUS......       Nil               Nil            131,249/262,501              NA/NA
MARLENE R. BOOTH..............       Nil               Nil                Nil/100,000              NA/3,000

EMPLOYMENT AGREEMENTS

     The Corporation has entered into agreements with its executive officers regarding terms of employment and severance arrangements. Dr. Noujaim's agreement, dated January 1, 1996 and amended on June 3, 1999, provides for his employment at will as Chairman and Chief Scientific Officer through December 31, 2001, subject to renewal thereafter. Mr. Bagley's agreement, dated February 28, 1998 and amended on June 4, 1999, provides for his employment at will as President and Chief Executive Officer. Mr. Fitzgerald's agreement, dated September 14, 1998 and amended on June 1, 1999, provides for his employment at will as Senior Vice-President, Chief Financial Officer and Secretary of the Corporation. Dr. Nicodemus' agreement, dated December 16, 1998 and amended on June 1, 1999, provides for his employment at will as Senior Vice-President, Clinical Research and Development. These officers of the Corporation, by virtue of the June, 1999 amendments to their respective agreements, had severance arrangements providing for severance upon termination for other than cause at the rate of their respective base salaries, through the later of December 31, 2001 and the one-year anniversary of termination. These arrangements were further amended by the Board of Directors in December, 1999 to reduce the total amount of severance payable to one year for each of these officers. In exchange for such reduced severance, the Board of Directors granted additional stock options to such officers (see note to the table in "Stock Options"). Ms. Booth's agreement, dated May 4, 1999, provides for her employment at will as Vice-President, Regulatory Affairs and Project Management and severance upon termination other than for cause of six months of base salary.


COMPOSITION OF COMPENSATION COMMITTEE

     The Compensation Committee of the Board of Directors of the Corporation (the "Compensation Committee") consists of William R. McMahan, Dr. Jim A. Wright, Normand Balthazard and Richard E. Bagley. Dr. Wright is the Chairman of the Compensation Committee.

     Each of the members of the Compensation Committee, as a director of the Corporation, has received options to purchase Common Shares pursuant to the Corporation's stock option plan. See "Stock Options". As directors of the Corporation, Mr. McMahan, Dr. Wright and Mr. Balthazard each receives an annual fee. See "Executive Compensation - Compensation of Directors". As officers of the Corporation, Messrs. Noujaim and Bagley receive certain compensation. See "Executive Compensation - Compensation of Executive Officers".


REPORT ON EXECUTIVE COMPENSATION

     It is the task of the Compensation Committee to periodically review the compensation structure of the Corporation with respect to its executive officers to ensure that the Corporation continues to attract and retain quality and experienced individuals to its management team and to motivate these individuals to perform to the best of their ability and in the best interests of the Corporation. The Compensation Committee makes recommendations with respect to the compensation of the Corporation's executive officers to the Board of Directors, which gives final approval with respect to any executive compensation matters and issues.

     The primary objectives of the Corporation's executive compensation program are to enable the Corporation to attract, motivate and retain outstanding individuals and to align their success with that of the Corporation's Shareholders through the achievement of strategic corporate objectives and creation of shareholder value. The level of compensation paid to an individual is based on the individual's overall experience, responsibility and performance. Factors also to be considered are the compensation levels of similarly situated positions in the biopharmaceutical industry and other labour markets in which the Corporation competes for employees. The Compensation Committee compares remuneration for executive officers of the Corporation to the remuneration for similar executives in the relevant labour markets. In the case of newly hired employees, the individual's performance and compensation level in his or her prior positions will also be a determining factor.

     The key components for the compensation of the executive officers of the Corporation are base salaries, bonuses and stock options. It is the policy of the Corporation that the base salaries paid to its executive officers, in addition to the criteria set out above, reflect the individual responsibility and experience of the executive officer and the contribution that is expected from the executive officer. Base salaries and bonuses are reviewed by the Compensation Committee on an annual basis to ensure that these criteria are satisfied. Stock options under the Corporation's stock option plan are granted by the Board of Directors to executive officers from time to time as a long-term performance incentive.

     This report submitted on behalf of the Compensation Committee: Messrs. McMahan, Wright, Balthazard and Bagley.


COMPENSATION OF DIRECTORS

     Each director of the Corporation, with the exception of Dr. Noujaim and Mr. Bagley, receives a fee of U.S.$10,000 per annum. Further, all directors are eligible to receive stock options and are entitled to receive reimbursement of their reasonable out-of-pocket disbursements incurred on the business of the Corporation. In the aggregate, a total of Cdn.$66,670 in fees was paid to members of the Board of Directors during the period from January 1, 1999 to December 31, 1999.


DIRECTORS AND OFFICERS LIABILITY INSURANCE

     The Corporation provides liability insurance for directors and officers of the Corporation. The policies do not distinguish between the liability insurance for its directors and officers, the coverage being the same for both groups. The premiums for the 12-month period ended December 31, 1999 were approximately Cdn.$47,878 all of which was borne by the Corporation. The coverage is Cdn.$10,000,000 per year with a corporate deductible of up to Cdn.$100,000 per loss. The individual directors and officers of the Corporation are insured against losses arising from claims against them for certain of their acts, errors or omissions in such capacity. The Corporation is insured against losses arising out of any liability to indemnify a director or officer.

PERFORMANCE GRAPH

     The following performance graph compares the yearly increase in the Corporation's cumulative total shareholder return on the Common Shares since August 2, 1996 (the first trading day on the TSE for the Common Shares following July 17, 1996), with the cumulative total shareholder return on the TSE 300 Index and the TSE Biotech/Pharmaceutical Index, assuming the reinvestment of dividends, where applicable, for a comparable period.





                                     [GRAPH]



                                                        DECEMBER 31,
                                  AUGUST 2,   -----------------------------------------        MARCH 15,
INDEX                                1996       1996           1997     1998       1999           2000
-----                             ---------    ------       -------    ------     ------       ---------
AltaRex .......................    $ 100.0     $107.1        $ 51.0     $ 7.8      $ 8.3         $52.7
TSE 300 Index..................    $ 100.0     $118.2        $133.6    $129.3     $167.8        $185.3
TSE Biotech/ Pharmaceutical ...    $ 100.0     $132.3        $125.6    $168.7     $213.7        $234.3


                     INDEBTEDNESS OF DIRECTORS AND OFFICERS

     No individual who is, or at any time during the most recent completed financial year of the Corporation was, a director, executive officer or senior officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate of any one of them is, or at any time since the beginning of the most recent completed financial year of the Corporation has been, indebted to the Corporation or any of its subsidiaries or was indebted to another entity, which such indebtedness is, or was at any time during the most recent completed financial year of the Corporation, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, except that Dr. Thomas Sykes, former Vice President, Pre-clinical and Support Operations, was indebted to the Corporation in the amount of US$25,000 which was paid in full upon his resignation from the Corporation on June 30, 1999.


                                  STOCK OPTIONS

     The Plan is designed to develop the interest of the directors, officers, employees and other persons who provide ongoing services to the Corporation and its subsidiaries in the growth and development of the Corporation by providing such persons with the opportunity to acquire an increased proprietary interest in the Corporation and to better enable the Corporation and its Subsidiaries to attract and retain persons of desired experience and ability. An amendment to the terms of the Plan has been approved by the Board of Directors, and Shareholders are being asked to approve such amendment at the Meeting. See "Particulars of Matters to be Acted Upon - Amendment of Stock Option Plan".

     The maximum number of Common Shares which may be reserved for issuance to any person under the Plan or any other previously established or proposed share compensation arrangement of the Corporation in respect of all options granted to any one person at any one time may not exceed 5% of the issued and outstanding Common Shares.

The maximum number of Common Shares reserved for issuance at any time pursuant to the Plan is currently 4,180,000 but will be increased to 11,500,000, subject to the approval of Shareholders at the Meeting and applicable regulatory approval. See "Particulars of Matters to be Acted Upon - Amendment to Sock Option Plan". The vesting and expiry date of options granted under the Plan are determined by the Board of Directors at the time the options are granted provided that the expiry date shall not be later than 10 years from the date of grant of such option. The exercise price of options granted under the Plan is fixed by the Board of Directors and shall either be the closing price of the Common Shares on the TSE on the first date preceding the date of grant or alternatively the weighted average of the trading prices of the Common Shares for the five days proceeding the date of grant.

     As at March 27, 2000, there were outstanding options to purchase a total of 3,840,567 Common Shares under the Plan and the following table sets out in detail all stock options issued and outstanding under the Plan.


                                                                          EXERCISE
                                          NUMBER OF                        PRICE
                                        SHARES UNDER                     PER SHARE
GROUP                                      OPTION      DATE OF GRANT      (CDN.$)     EXPIRY DATE
-----                                   ------------  -----------------  ---------   ------------------
Directors...........................       382,500    July 26, 1996         1.80     July 26, 2006
   (excluding Executive Officers)            2,500    July 8, 1997          3.68     July 8, 2007
   (five in total)                          80,000    May 21, 1998          2.18     May 21, 2008

Executive Officers..................       824,130    March 4, 1998         3.00     March 4, 2008
   (five in total)                             870    July 6, 1998          3.00     July 6, 2008
                                           175,000    September 15, 1998    0.91     September 15, 2008
                                           175,000    December 23, 1998     0.53     December 23, 2008
                                           100,000    May 11,1999           0.46     May 11, 2009
                                         1,468,750    July 28, 1999         1.03     July 8, 2009
                                            75,000    October 8, 1999       0.90     October 8, 2009

Employees...........................        51,500    July 26, 1996         1.80     July 26, 2006
   (16 in total)                            13,333    February 4, 1997      6.00     February 4, 2007
                                            10,000    December 31, 1996     5.90     December 31, 2006
                                             5,000    July 8, 1997          3.68     July 8, 2007
                                            10,000    February 1, 1998      2.84     February 1, 2008
                                            87,000    May 21, 1998          2.18     May 21, 2008
                                            50,000    August 4, 1998        1.15     August 4, 2008
                                            33,334    November 30, 1998     0.80     November 30, 2008
                                           112,900    July 8, 1999          1.03     July 8, 2009
                                            53,750    August 19, 1999       0.90     August 19, 2009

Consultants
   Dr. Terry Allen..................         5,000    July 8, 1997          3.68     July 8, 2007
   Dr. Richard Baum.................        10,000    July 8, 1997          3.68     July 8, 2007
   Dr. Beatrice Leveugle............         5,000    July 8, 1997          3.68     July 8, 2007
   Dr. Gerry Miller.................         5,000    July 8, 1997          3.68     July 8, 2007
   Dr. John Samuels.................         5,000    July 8, 1997          3.68     July 8, 2007
   Dr. Constantine Bona.............        10,000    July 8, 1997          3.68     July 8, 2007
   Dr. Jean-Francois Chatal.........        10,000    July 8, 1997          3.68     July 8, 2007
   Dr. David Goodwin................        10,000    July 8, 1997          3.68     July 8, 2007
   Dr. James Lown...................        10,000    July 8, 1997          3.68     July 8, 2007
   Dr. Dean Mann....................        10,000    July 8, 1997          3.68     July 8, 2007
   Dr. Paul Muller..................        10,000    July 8, 1997          3.68     July 8, 2007
   Dr. Aldo Serafini................        10,000    July 8, 1997          3.68     July 8, 2007
   Dr. David Wishart................         5,000    November 7, 1997      3.30     November 7, 2007
   Genome Securities Inc............        25,000    July 17, 1998         1.40     July 17, 2008


Note: On December 22, 1999, the Board of Directors of the Corporation approved the grant of options to acquire an aggregate of 1,790,000 Common Shares at a price of $0.35 per share to certain officers of the Corporation and on February 17, 2000, the Board of Directors of the Corporation approved the grant of options to acquire an aggregate of 2,553,000 shares at a price of $1.49 per share, to directors, officers and employees of, and a consultant to the Corporation. The ability to exercise any of such options is conditional upon the approval by the Shareholders at its next meeting of an amendment to the Plan increasing the Common Shares reserved for issuance from 4,180,000 to 11,500,000.

                 INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

     Except as described elsewhere herein, none of the Corporation's insiders, proposed nominees for election as directors of the Corporation or their associates and affiliates, has any material interest in any transaction with the Corporation since the commencement of the Corporation's last financial year.


                                 BOARD APPROVAL

     The contents and the sending of this Circular have been approved by the Board of Directors of the Corporation.

                                          By Order of the
                                          Board Of Directors



                                 (Signed) EDWARD M. FITZGERALD
                                          Senior Vice President,
                                          Chief Financial Officer and Secretary

                                   CERTIFICATE

     The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.



     (Signed) RICHARD E. BAGLEY               (Signed) EDWARD M. FITZGERALD
President and Chief Executive Officer            Senior Vice President,
                                          Chief Financial Officer and Secretary






Waltham, Massachusetts
March 27, 2000

                                  SCHEDULE "A"

                         AMENDMENT TO STOCK OPTION PLAN

BE IT RESOLVED THAT:

1. The stock option plan of the Corporation (the "Plan") be and is hereby amended such that the maximum number of Common Shares which may be reserved for issuance for all purposes at any time pursuant to the Plan shall be increased from 4,180,000 to 11,500,000.

2. Any officer or director of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute and deliver such documents and instruments and to take such other actions as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such actions.

                                  SCHEDULE "B"

                       SPECIAL RESOLUTION OF SHAREHOLDERS

                   ARTICLES OF AMENDMENT - SHARE CONSOLIDATION

BE IT RESOLVED THAT as a special resolution of the Corporation that:

1. the articles of Corporation be amended to consolidate all of the issued and outstanding Common Shares of the Corporation on the basis of one (1) post-consolidation Common Share for every four (4) pre-consolidation Common Share at the discretion of the Board of Directors at any time prior to the next meeting of shareholders.

2. where the consolidation would otherwise result in a holder of Common Shares being entitled to receive a fractional Common Share, no such fractional Common Share will be issued, and the fractional Common Share will be disregarded and cancelled without any repayment of capital or other compensation.

3. the Corporation be and is hereby authorized and directed to make application pursuant to the Act for a Certificate of Amendment under the Act to give effect to this special resolution.

4. the proper officers of the Corporation be and they are hereby authorized to take all such actions and execute and deliver all such documents, including without limitation, articles of amendment in the form prescribed by the Act, which are necessary or desirable for the implementation of this special resolution.

5. notwithstanding the foregoing provisions, the Board of Directors of the Corporation be and they hereby are authorized to revoke this resolution without any further approval of the Shareholders at any time prior to the issuance of a Certificate of Amendment under the Act giving effect hereto.

6. Any officer or director of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute and deliver such documents and instruments and to take such other actions as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such actions.

                             NATIONAL POLICY NO. 31
                      CHANGE OF AUDITORS REPORTING PACKAGE

                          [ALTAREX COMPANY LETTERHEAD]

SEPTEMBER 14, 1999

BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
SASKATCHEWAN SECURITIES COMMISSION
THE MANITOBA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
COMMISSION DES VALEURS MOBILIERES DU QUEBEC
OFFICE OF THE ADMINISTRATOR OF SECURITIES, NEW BRUNSWICK
NOVA SCOTIA SECURITIES COMMISSION
DEPARTMENT OF JUSTICE, CORPORATIONS DIVISION, PRINCE EDWARD ISLAND SECURITIES COMMISSION OF NEWFOUNDLAND
UNITED STATES SECURITIES AND EXCHANGE COMMISSION

DEAR SIRS:

RE: CHANGE OF AUDITORS

PURSUANT TO NATIONAL POLICY NO. 31 OF THE CANADIAN SECURITIES ADMINISTRATORS, ALTAREX CORP. ("ALTAREX") GIVES NOTICE OF A CHANGE OF AUDITORS, AS FOLLOWS:

1. AT THE REQUEST OF ALTAREX, ERNST & YOUNG LLP HAS TENDERED ITS RESIGNATION AS AUDITORS OF ALTAREX. THE BOARD OF DIRECTORS OF ALTAREX HAS APPOINTED ARTHUR ANDERSEN LLP AS THE NEW AUDITORS OF ALTAREX TO FILL THE VACANCY CREATED BY THE RESIGNATION OF ERNST & YOUNG LLP.
2. ALTAREX DELIVERED A NOTICE OF CHANGE OF AUDITORS DATED SEPTEMBER 3, 1999 TO ERNST & YOUNG LLP AND TO ARTHUR ANDERSEN LLP. SUCH NOTICE IS ATTACHED HERETO.
3. ERNST & YOUNG LLP'S LETTER DATED SEPTEMBER 3, 1999 STATES ITS AGREEMENT WITH THE INFORMATION CONTAINED IN THE NOTICE. SUCH LETTER IS ATTACHED HERETO.
4. ARTHUR ANDERSEN LLP'S LETTER DATED SEPTEMBER 9, 1999 STATES ITS AGREEMENT WITH THE INFORMATION CONTAINED IN THE NOTICE. SUCH LETTER IS ATTACHED HERETO.
5. BOTH THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS OF ALTAREX HAVE CONSIDERED AND APPROVED THE PROPOSAL TO CHANGE AUDITORS AND THE ATTACHED NOTICE TO AND LETTERS FROM ERNST & YOUNG LLP AND ARTHUR ANDERSEN LLP.


Sincerely,
ALTAREX CORP.

/s/ Edward M. Fitzgerald

Edward M. Fitzgerald
Senior Vice President and Chief Financial Officer

Enclosures

          AltaRex Corp., Suite 125, 303 Wyman Street, Waltham, MA 02451
        Tel. (781) 672-0138 Fax: (781) 672-0142 E-mail: info@altarex.com
                                www.altarex.com

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      REPORTING PACKAGE PURSUANT TO NATIONAL POLICY NO. 31 OF THE CANADIAN
       SECURITIES ADMINISTRATORS - CHANGE OF AUDITOR OF A REPORTING ISSUER

September 3, 1999

Ernst & Young LLP
Scotia 2, Suite 1800
Scotia Place
Edmonton, Alberta
T5J 3R8

Arthur Andersen LLP
Chartered Accountants
#2100, 355 - 4 Avenue S.W.
Calgary, Alberta
T2P 0J1

Dear Sirs:

            RE: CHANGE OF AUDITORS
            ----------------------

We wish to confirm that Ernst & Young LLP has, at the request of Altarex Corp. ("AltaRex"), tendered its resignation as auditors of AltaRex. The Board of Directors of AltaRex has appointed Arthur Andersen LLP as the new auditors of AltaRex to fill the vacancy created by the resignation of Ernst & Young LLP.

We also wish to confirm that:

a) there have been no reservations contained in the audit reports of Ernst & Young LLP on the consolidated balance sheet of AltaRex as at December 31, 1998 and 1997 and the consolidated statements of loss and accumulated deficit and cash flows for each of the years then ended;

b) the resignation of Ernst & Young LLP and appointment of Arthur Andersen LLP as the successor auditors of AltaRex was approved by AltaRex's Audit Committee and Board of Directors; and

c) there have been no reportable events (disagreements, unresolved issues or consultations as described in National Policy No 31 of the Canadian Securities Administrators) in connection with the audit by Ernst & Young LLP of AltaRex's financial statements as described above.

In accordance with National Policy No 31 of the Canadian Securities Administrators, please prepare and deliver to AltaRex and to Ernst & Young LLP or Arthur Andersen LLP, as the case may be, a letter addressed to the securities regulatory authorities in all the provinces of Canada stating your agreement or disagreement with the information contained in this notice, based on your knowledge of such information at the time. In the event of disagreement, please state your reason therefor.

Yours truly, ALTAREX CORP.

/s/ Edward M. Fitzgerald

Edward M. Fitzgerald
Senior Vice President and Chief Financial Officer

          AltaRex Corp., Suite 125, 303 Wyman Street, Waltham, MA 02451
        Tel. (781) 672-0138 Fax: (781) 672-0142 E-mail: info@altarex.com
                                www.altarex.com

[ERNST & YOUNG COMPANY LETTERHEAD]      [ ] ERNST & YOUNG LLP                    [ ] Phone: 780-423-3811
                                            CHARTERED ACCOUNTANTS                    Fax:   780-428-8977
                                            Scotia 2, Suite 1800
                                            Scotia Place
                                            10060 Jasper Avenue
                                            Edmonton, Canada T5J 3R8

September 3, 1999

PRIVATE AND CONFIDENTIAL

Mr. Edward Fitzgerald
Senior Vice President and
Chief Financial Officer
AltaRex Corp.
Suite 125, 303 Wyman Street
Waltham, MA
02451


Dear Mr. Fitzgerald:

Re: NOTICE OF RESIGNATION

At your request, we tender our resignation as auditors of AltaRex Corp.

Yours sincerely,

/s/ Ernst & Young LLP

B.E. Bailey/R.M. Haffie



               [ ] A member of Ernst & Young International, Ltd.

September 9, 1999



British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Quebec
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Department of Justice, Corporations Division, Prince Edward Island Securities Commission of Newfoundland



Dear Sirs:

RE: ALTAREX CORP. - CHANGE OF AUDITORS

We have read the notice of change of auditors of AltaRex Corp. dated September 3, 1999 and, based on our knowledge of the information contained in such notice, are in agreement with the information contained therein.

Yours truly,

"ARTHUR ANDERSEN LLP"


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                                    ALTAREX